Mail Stop 3-09

							December 8, 2004


Arnold Hantman
Chief Executive Officer
SFBC International, Inc.
11190 Biscayne Boulevard
Miami, Florida 33181

Re:	SFBC International, Inc.
	Registration Statement on Form S-3
	File Number 333-120152

Dear Mr. Hantman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

Selling Securityholders, page 18

1. We note the disclosure you are proposing in response to comment
1.
In addition to this disclosure, please further revise footnote (2) in the Selling Securityholders section to identify which sellers are broker-dealers and which sellers are affiliates of broker-dealers. Alternatively, you may choose to use two footnotes: one identifying broker-dealers and one identifying affiliates of broker-dealers. Also, for the Plan of Distribution section, in addition to the language you have proposed, you should identify in that section the sellers who are broker-dealers.

2. We note your response to comment 3 and reissue the comment. Unless the natural persons who have voting and investment control of the securities being offered can be ascertained by looking at the holders` SEC filings, your registration statement should identify the natural persons. Please revise accordingly, or confirm for us that all holders are public companies such that the natural persons who have voting and investment control can be identified through the holders` SEC filings.

3. We note your response to comment 4 and reissue the comment. We interpret the referenced telephone interpretation to mean that you may file a prospectus supplement in order to add names of selling shareholders when you are substituting one selling shareholder name for another selling shareholder name. In order to use this mechanism, you must be able to trace the ownership of the securities for the selling shareholder that is being added to a previous owner that was previously identified in the table. If you are unable to do this, the new selling shareholder must be identified in a post effective amendment.

If you file a post effective amendment for the sole purpose of identifying additional selling securityholders, selling shareholders that were previously identified in the selling securityholder table may continue to use the prospectus.

We note your discussion relating to Proposed Rule - Securities
Offering Reform (Release No. 33-8501). Please note, if this rule is adopted it will constitute a change from our current position.


*	*	*


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Alison W. Miller, Esq.
	David M. Seifer, Esq.
	Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
	150 West Flagler Street, Suite 2200
	Miami, Florida 33130
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Arnold Hantman
SFBC International, Inc.
December 8, 2004
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